LIFE SCIENCE INSTITUTE LLC

ANNUAL REPORT

3301 Salterbeck Street, Suite 102

Mount Pleasant, SC 29466

(843) 329-7253

https://www.healthycell.com/

This Annual Report is dated April 29, 2022.

BUSINESS

Healthycell is a private nutrition company that sells dietary supplements in a new delivery format marketed as MICROGEL, replacing traditional tablets, capsules, and powders.

Based on advanced food science, MICROGEL is designed to provide maximum bioavailability in a pill-free experience. Healthycell aims to change the way people take supplements, especially for those who are pill-averse. Healthycell offers multiple lines of supplements targeting different customers for different needs.

Previous Offerings

Name: B-1 Preferred

Type of security sold: Equity

Final amount sold: $2,250,000.00

Number of Securities Sold: 14,155,183

Use of proceeds: Investment in Wellomics LLC ($225k); IP Development ($563k); Inventory ($124k); Clinical Studies ($100k); Marketing and Branding ($1,126k); Capital Raising costs ($112k)

Date: November 21, 2018

Offering exemption relied upon: 506(b)

Name: B-2 Preferred

Type of security sold: Equity

Final amount sold: $400,000.00

Number of Securities Sold: 2,137,894

Use of proceeds: Inventory

Date: February 26, 2020

Offering exemption relied upon: 506(b)

Name: Class A Bridge Preferred

Type of security sold: Equity

Final amount sold: $1,618,009.00

Number of Securities Sold: 8,629,386

Use of proceeds: Marketing, Launching Consumer Test Kits, Inventory

Date: September 02, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Operating Results

Year ended December 31, 2021, compared to year ended December 31, 2020

Revenue

Gross sales in 2021 increased by 13% over 2020 ($2,437k vs $2,149k) despite significant out of stock issues. Sales of our Microgel products increased 65% year over year ($863k vs $524k) and sales from our tablet products increased 25% year over year ($1,477k vs $1,180k). Sales of our NMN product decreased by approximately 99% ($5k vs $403k) during 2021 as compared to 2020. Sales of our Vegan Essentials, Focus + Recall and Immune Super Boost Microgel products were particularly hurt during 2021 by the slowdown in the global supply chain.

Our billed shipping and handling revenue increased during 2021 as compared with 2020 by $41k, or 96%, as a result of our increasing the pass-through S&H charges to the customers. Customer returns also increased during 2021 as compared to 2020 by $71k, or 100%, due to many instances of out-of-stock items being charged then refunded, and production quality of our Immune Super Boost product.

Gross sales for the month of December amounted to $310k vs $146k for the month of January 2021 which represents an annualized increase of 113%. Month over month growth during the year averaged 8% and month over month growth during the last six months of 2021 averaged 11%.

Net Sales increased to $2,298k during 2021, or 10%, as compared to $2,081k during 2020.

Cost of Goods Sold and Gross Profit

Our total cost of goods sold decreased to $806k during 2021 from $927k during 2020. The decrease was primarily due to the decrease in our NMN sales during 2021. During the latter part of 2020 we moved our purchasing process to purchasing finished salable units instead of managing components. As a result, the gross margins from the sale of our Microgel products improved to 58% (blended wholesale and retail) during 2021 from 50% during 2020 (blended wholesale and retail). The cost of our AM/PM product increased during 2021 to $12.70 from $11.92 during 2020. The margins from the sale of our Tablet products decreased to 71% during 2021 as compared to 72% in 2020.

Operating expenses

Sales and marketing expenses totaled $2,134k during 2021 as compared with $1,275k for 2020. The increase of $859k which resulted from increased ad-spend, advertising agency fees and shipping and handling expenses.

Research and development expenses increased by $25k during 2021 to a total of $127k for the year dur to increased product testing expenses.

General and administrative expenses totaled $935k during 2021 as compared to $563k during 2020. The increase of $372k was due primarily to increases in non-cash expenses of shares-based compensation of $233k and increased amortization of prepaid consultancy $150k.

Historical results and cash flows

Company management believes that our historical cash flows are representative of what potential investors should expect in the future. We do expect that our cash outflows will increase as we purchase inventory to meet our growing sales demand.

In the past, the Company met its cash flow needs through its operations and, via additional capital contributions, and working capital loans.

On July 21, 2021, Keen Growth Capital became a member, contributing $800,000 in cash and $300,000 in future consulting services. In June 2021, we received forgiveness of our PPP loan ($63,402), and on July 30, 2021, the SBA granted the Company a modification of its EIDL loan

and increased the loan amount to $500,000 from $150,000.
Through Start Engine Crowdfunding we raised approximately $253k, of which, $212k was received in 2022.
During June 2021, we entered into a loan agreement with PayPal Lending which provided for $150k of funding. The PayPal loan matures in June 2022 and bears interest at 6.9% per annum. On November 19, 2021, we converted an existing loan with Amazon Lending with a balance due of $37k, into a new loan agreement with Amazon Lending in the amount of $91,000 and received the proceeds of $54k. The Amazon loan matures on November 19, 2022, and bears interest at 9.9% per annum. In June 2021, we modified our existing SBA loan in the amount of $150k and increased the balance due to a total of $500k. The SBA Loan bears interest at 3.75% per annum and matures 30 years. The monthly installment payments, including principal and interest, of $2,538 will begin in September 2022. During April 2021, the Company applied and received forgiveness of SBA PPP loan in the amount of $63,402.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $352,795.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: PayPal Loan

Amount Owed: $80,175.00

Interest Rate: 6.9%

Maturity Date: June 24, 2022

Creditor: Amazon lending loan

Amount Owed: $87,999

Interest Rate: 9.99%

Maturity Date: November 18, 2022

Creditor: SBA EIDL Loan

Amount Owed: $500,000.00

Interest Rate: 3.75%

Maturity Date: September 24, 2050

Creditor: Vincent C. Giampapa M.D

Amount Owed: $34,900.00

Interest Rate: 0.0%

The Company received loans from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined. As of December 31, 2020 and December 31, 2019, outstanding balance of shareholder loans amounted to $34,900 and $47,900, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. The Company paid to Dr. Vincent Giampapa commissions in the amount of $8,671 and $6,662 in return for selling product to his customers during the years ended December 31, 2021 and 2020, respectively.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Douglas V. Giampapa

Douglas V. Giampapa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO

Dates of Service: October 01, 2015 - Present

Responsibilities: Leadership, management, and accountability to improve the company's growth, profitability, and ultimate exit. Salary: $132,000 plus bonus based on company sales.

Position: Board Member

Dates of Service: October 01, 2015 - Present

Responsibilities: Overseeing the direction of the company.

Other business experience in the past three years:

Employer: Griffin Capital Group Ltda

Title: Lead Developer for Dorada

Dates of Service: January 01, 2008 - Present

Responsibilities: Oversees property development team to keep permits valid. It requires approximately 1 hour per month of time.

Name: Joseph E. Rolston

Joseph E. Rolston's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: February 15, 2013 - Present

Responsibilities: Joseph manages the company's finances, including accounting, budgeting, reporting, forecasting, and tax compliance. He also monitors the companies financial credit and access to debt. As CFO for Healthycell, my compensation is $98,672 per annum and I was issued 327,895 options under the Healthycell Employee Incentive Plan.

Other business experience in the past three years:

Employer: Job Right Consulting, Inc.

Title: Owner & President

Dates of Service: May 15, 2011 - Present

Responsibilities: Joseph works as a financial consultant with a wide array of responsibilities for contracted scopes of work.

Other business experience in the past three years:

Employer: Accommodations Plus International, Inc.

Title: Advisory Board Member

Dates of Service: September 01, 2014 - May 31, 2018

Responsibilities: JR has provided API's Executive Management Team and Owners with expert guidance regarding the globalization of the company's operations, tax compliance and general financial management and analyzed and adopted new FASB standards, notably ASC-606, Revenue Recognition. JR has built API's budget models, forecasts, financial projections and variance analysis for management's decision making. JR's contract with API ended in June 2018.

Other business experience in the past three years:

Employer: Life On Earth, Inc.

Title: Acting Controller

Dates of Service: February 01, 2016 - Present

Responsibilities: As Acting Controller, JR manages and directs all aspects of LFER's SEC reporting, analyzes and adopt new FASB standards, most recently, ASC-606, Revenue Recognition, conducts pre- and post- M&A due diligence and integration, builds and execute the annual budget and creates forecast models and other financial projections and variance analysis for management's decision making, and, liaise with regulators, private equity firms, auditors, attorneys, Bank officials, vendors and Board of Directors. JR continues to regularly assist LFER as Acting Controller on a part-time (25%) basis.

Name: Vincent C. Giampapa MD

Vincent C. Giampapa MD's current primary role is with RMI Investment Group, LLC. Vincent C. Giampapa MD currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager on Management Committee

Dates of Service: January 12, 2012 - Present

Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Vincent does not currently receive salary compensation for this role.

Position: Chief Product Formulator

Dates of Service: January 12, 2012 - Present

Responsibilities: Formulation of dietary supplement products.

Other business experience in the past three years:

Employer: RMI Investment Group, LLC

Title: Founder and Chief Medical Officer

Dates of Service: January 15, 2020 - Present

Responsibilities: Oversee the treatments of patients.

Other business experience in the past three years:

Employer: Optigenex, Inc.

Title: Board Member, Chief Science Officer

Dates of Service: August 15, 2017 - Present

Responsibilities: Oversee the direction of the company.

Other business experience in the past three years:

Employer: Jeunesse Global, Inc.

Title: Spokesperson, Product Formulator, and Scientific Advisor

Dates of Service: June 01, 2011 - Present

Responsibilities: Customer education and product formulation.

Other business experience in the past three years:

Employer: Maximum Human Performance, LLC

Title: Scientific Advisor

Dates of Service: January 15, 2011 - Present

Responsibilities: Advise on science-related matters and product formulas.

Name: Peng Ye

Peng Ye's current primary role is with EHE Fund. Peng Ye currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager of Management Committee

Dates of Service: January 15, 2018 - Present

Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Peng does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: EHE Fund

Title: Founding General Partner

Dates of Service: January 15, 2015 - Present

Responsibilities: Oversee fundraising and investments.

Name: Jonathan Smiga

Jonathan Smiga's current primary role is with Keen Growth Capital. Jonathan Smiga currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager on Management Committee

Dates of Service: July 17, 2021 - Present

Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Jonathan does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Keen Growth Capital

Title: Managing Partner

Dates of Service: January 15, 2012 - Present

Responsibilities: Oversee fundraising and investments and portfolio companies.

Name: Michael Nobel, PhD

Michael Nobel, PhD's current primary role is with Nobel Sustainable Trust. Michael Nobel, PhD currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager on Board of Managers

Dates of Service: January 15, 2018 - Present

Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Michael does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Nobel Sustainable Trust

Title: Manager

Dates of Service: January 15, 2018 - Present

Responsibilities: Oversee the trust management.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Class A

Member Name: Douglas V. Giampapa

Amount and nature of Beneficial ownership: 7,496,950

Percent of class: 20.0

Title of class: Common Class B

Member Name: Douglas V. Giampapa

Amount and nature of Beneficial ownership: 267,125

Percent of class: 20.0

Title of class: B-2 Preferred

Member Name: Douglas V. Giampapa

Amount and nature of Beneficial ownership: 267,237

Percent of class: 20.0

Title of class: Class A Bridge Preferred

Member Name: Douglas V. Giampapa

Amount and nature of Beneficial ownership: 1,200,000

Percent of class: 20.0

Title of class: Common Class A

Member Name: Vincent C. Giampapa, MD

Amount and nature of Beneficial ownership: 7,929,000

Percent of class: 40.0

Title of class: Common Class B

Member Name: Vincent C. Giampapa, MD

Amount and nature of Beneficial ownership: 267,125

Percent of class: 40.0

Title of class: B-2 Preferred

Member Name: Vincent C. Giampapa, MD

Amount and nature of Beneficial ownership: 1,870,657

Percent of class: 40.0

Title of class: Class A Bridge Preferred

Member Name: Vincent C. Giampapa, MD

Amount and nature of Beneficial ownership: 1,200,000

Percent of class: 40.0

RELATED PARTY TRANSACTIONS

Name of Entity: Dr. Vincent Giampapa

Relationship to Company: Director

Nature / amount of interest in the transaction: The Company paid to one of its members, Dr. Vincent Giampapa commissions in the amount of $8,671 and $6,662 in return for selling product to his customers. We anticipate this commission arrangement to continue. In addition, The Company received loans from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined. As of December 31, 2021 and December 31, 2020, outstanding balance of shareholder loans amounted to $34,900 and $47,900, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Material Terms: The Company paid to one of the owners and doctor, Dr. Vincent Giampapa commissions in the amount of $6,662 and $5,291 in return for selling product to his customers. We anticipate this commission arrangement to continue.

OUR SECURITIES

The company has authorized Common Class A, Common Class B, Common Class C, B-1 Preferred, B-2 Preferred, Class A Bridge Preferred, NewChip Accelerator Warrants, and Common Class E. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,689,655 of Common Class E.

Common Class A

The amount of security authorized is 18,150,050 with a total of 18,150,050 outstanding.

Voting Rights

This class of security is represented by 3 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Common Class B

The amount of security authorized is 3,075,375 with a total of 3,075,375 outstanding.

Voting Rights

This class of security is represented by 2 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Common Class C

The amount of security authorized is 5,604,367 with a total of 137,700 outstanding.

Voting Rights

There are no voting rights associated with Common Class C.

Material Rights

There are no material rights associated with Common Class C.

B-1 Preferred

The amount of security authorized is 14,155,183 with a total of 14,155,183 outstanding.

Voting Rights

This class of security is represented by 1 manager of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

B-2 Preferred

The amount of security authorized is 2,137,894 with a total of 2,137,894 outstanding.

Voting Rights

This class of security is represented by 2 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Class A Bridge Preferred

The amount of security authorized is 8,629,386 with a total of 8,629,386 outstanding.

Voting Rights

This class of security is represented by 3 managers of a 5-member Board of Managers.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

NewChip Accelerator Warrants

The security will convert into Class a bridge preferred and the terms of the NewChip Accelerator Warrants are outlined below:

Amount outstanding: $250,000.00

Maturity Date: August 03, 2022

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $8,500,000.00

Conversion Trigger: At option of holder

Material Rights

The warrant is for 1,333,333 units at $0.1875 per unit based on a $250,000 option to invest.

Common Class E

The amount of security authorized is 3,689,650 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common Class E.

Material Rights

For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

LIFE SCIENCE INSTITUTE LLC

By /s/ Douglas V. Giampapa

Name: Life Science Institute LLC

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Life Science Institute, LLC

d/b/a Healthycell

Balance Sheets

Unaudited

	12/31/2021	12/31/2020
ASSETS		
Current Assets:		
Cash	$ 352,795	$ 59,164
Accounts Receivable, net	86,968	21,323
Inventory	867,000	340,457
Prepaid Expenses and other current assets	179,156	39,266
Total current assets	1,485,919	460,210
Fixed Assets, net	15,207	21,613
Loan receivable - Wellomics Holdings LLC	140,000	140,000
Intellectual Property - Wellomics	578,000	578,000
Total Assets	$ 2,219,125	$ 1,199,823
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable	$ 464,857	$ 136,281
Current portion of Loan Payable	173,730	56,881
Deferred Revenue	206,260	170,000
Shareholder loan	34,900	47,900
Credit Card Payable	24,641	34,672
Other current liabilities	153,563	110,810
Total current liabilities	1,057,951	556,544
Loans payable	494,444	191,525
Total liabilities	1,552,395	748,069
Members' Equity	666,729	451,754
	$ 2,219,125	$ 1,199,823

LIFE SCIENCE INSTITUTE LLC
d/b/a Healthycell
Statements of operations
Unaudited

	Jan - Dec 2021	Jan - Dec 2020	Change	% Change
Sales				
Product Sales	$ 2,345,423	$ 2,107,079	$ 238,345	11.3%
Other Sales	91,610	42,014	49,596	118.0%
Gross Sales	2,437,033	2,149,093	287,941	13.4%
Returns & Allowances	(139,287)	(68,492)	(70,794)	-103.4%
Net Sales	2,297,746	2,080,600	217,146	10.4%
Cost of Goods Sold	805,911	926,886	(120,975)	-13.1%
Gross Profit	1,491,835	1,153,714	338,121	29.3%
Operating Expenses				
Sales and marketing	2,134,390	1,275,319	859,072	67.4%
Research and development	126,582	101,139	25,443	25.2%
General and administrative	934,846	562,821	372,024	66.1%
Total operating Expenses	3,195,818	1,939,279	1,256,539	
Operating incopme/(Loss)	(1,703,983)	(785,565)	(918,418)	116.9%
Interest expense	9,853	6,613	3,240	49.0%
Net Loss	(1,713,836)	(792,178)	(921,658)	116.3%

Life Science Institute, LLC
d/b/a Healthycell
Statements of changes in members equity
Unaudited

		FY2021		FY2020
Balance - Beg	$	451,754	$	773,666
Capital contributions		1,640,262		400,000
Share-based compensation		288,548		70,266
Net income/(Loss)		(1,713,836)		(792,178)
Balance - End	$	666,729	$	451,754

Life Science Institute, LLC
d/b/a Healthycell
Statements of Cash Flow
Unaudited

	12/31/2021	12/31/2020
Cash flow used in operations:		
Net loss	$ (1,713,836)	$ (792,178)
Non cash items		
Depreciation	4,118	4,805
Share based compensation	263,548	70,266
Amortization of capitalized interest	9,853	-
Amortization of prepaid consultancy	150,000	-
Bad debt expense	10,350	-
(Increase)/decrease:		
Accounts receivable	(75,996)	(5,870)
Inventory	(526,543)	(24,422)
Prepaid expenes	20,270	113,588
Increase/(decrease):		
AP and accrued expenses	419,596	186,979
	(1,438,638)	(446,832)
Investing activities		
Purchase of furniture & equipment	(5,212)	(15,000)
Proceeds from sale of furniture	7,500	-
Purchase of intangible assets	-	(143,000)
	2,288	(158,000)
Financing activities		
Proceeds from capital contribution	1,340,838	400,000
Proceeds from loans payable	658,000	57,854
Repayments of loan payable	(255,857)	
Repayments of shareholder loan	(13,000)	(12,000)
	1,729,981	445,854
Increase/(decrease) in cash	293,631	(158,978)
Cash balance at beginning	59,164	218,142
Cash balance at end	$ 352,795	$ 59,164
Supplemental disclosures of Cash Flow Information:		
Cash paid during the year for interest	$ 9,853	$ 6,613
Noncash fiancning activities:		
Membership interest shares issued for consultancy	$ 325,000	

Life Science Institute LLC DBA Healthy Cell

NOTES TO FINANCIAL STATEMENTS

FOR YEARS ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

1. NATURE OF OPERATIONS

Life Science Institute LLC DBA Healthycell was formed on August 7, 2012 in the State of Delaware. The financial statements of Life Science Institute LLC DBA Healthycell (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Pleasant, South Carolina.

Healthycell is a nutrition company with a dietary supplement line that uses patent-pending MICROGEL™ technology designed to deliver nutrients you can absorb and results you can measure in a pill-free experience. By solving the challenges of traditional tablets, capsules, and powders, Healthycell is changing the way people take supplements, especially for pill-averse people.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	5 Yrs.
Computer Hardware	5 Yrs.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset

Intangible Assets

The Company capitalizes its acquired license agreement. The license has indefinite life and thus they are not subject to amortization. It's evaluated for impairment on an annual basis.

Income Taxes

The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. Income is principally comprised of revenues earned by the Company as part of the sale of its dietary supplements. Cost of sales Costs of goods sold include the ingredients, manufacturing, packaging and supplies, cost of retail product, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $918,341 and $483,201, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition

provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments). The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019- 15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact. The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

	2021	2020
Finished goods	$ 867,000	$ 317,804
Raw materials	-	22,653
	$ 867,000	$ 340,457

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

	2021	2020
Accrued expenses	$ 153,563	$ 110,810
	$ 153,563	$ 110,810

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

	2021	2020
Furniture & Fixtures	$ 38,355	$ 42,855
Computer Hardware	7,333	5,121
Property and Equipment, at Cost	45,688	47,976
Accumulated depreciation	(30,482)	(23,363)
Property and Equipment, Net	$ 15,207	$ 24,613

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021, and 2020 was in the amount of $4,118 and $4,805 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

	2021	2020
License agreement	$ 578,000	$ 578,000
Intangible assets, at cost	578,000	578,000
Accumulated amortization	-	-
Intangible assets, Net	$ 578,000	$ 578,000

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Member's name	Ownership percentage
Vincent C. Giampapa M.D.	24.9%
Douglas V. Giampapa	20.5%
Success Asia (Hong Kong) LTD	19.4%
Goldlea, Inc.	11.2%
Keen Growth Capital CIF Fund II LP	7.4%
John C. Malone	5.5%
Keen Growth Capital Fund II LP	5.3%
Global Health Industry Share Co., Ltd	4.3%
Others	1.6%
TOTAL	100.0%

8. UNIT-BASED COMPENSATION

The company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 3,000,000 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Unit Options

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2018	2019	2020	2021
Expected life (years)	10.00	10.00	10.00	10.00
Risk-free interest rate	2.91%	2.60%	1.50%	1.50%
Expected volatility	75%	75%	75%	75%
Annual dividend yield	0%	0%	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options. The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

	Number of Awards	Weighted Exercise Price	Weighted Average Contract term
Outstanding at December 31, 2018	2,961,659	$ 0.08	
Granted	541,929		
Exercised	-		
Expired/Cancelled	(1,413,948)		
Outstanding at December 31, 2019	2,089,640	$ 0.08	8.60
Granted	567,485	$ 0.21	
Exercised	-		
Expired/Cancelled	-		
Outstanding at December 31, 2020	2,657,125	$ 0.13	8.02
Granted	1,744,056	$ 0.20	
Exercised	-		
Expired/Cancelled	-		
Outstanding at December 31, 2021	4,401,181	$ 0.14	8.20

Unit option expense for the years ended December 31, 2021 and December 31, 2020 was $263,548 and $70,266, respectively.

9. DEBT

Loans payable During the years presented, the Company has entered into certain the loans agreements.

The summary of the Company's loans, notes, and the terms as of December 31, 2021 is as follows:

			For the year ended December 31, 2021				
Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
6.90%	6/25/2021	6/24/2022	$ 5,175	$ 5,175	$ 80,175	$ -	$ 80,175
9.90%	11/19/2021	11/18/2022	$ 417	$ 417	$ 87,999	$ -	$ 87,999
3.75%	9/24/2020	9/24/2050			$ 5,556	$ 494,444	$ 500,000

The summary of the Company's loans, notes, and the terms as of December 31, 2020 is as follows:

			For the year ended December 31, 2020				
Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
6.90%	12/16/2019	12/16/2020	$ 6,613	$ 6,613	$ -	$ 20,557	$ 20,557
6.75%	12/12/2019	12/12/2020			$ 9,446		$ 9,446
1.00%	2/12/2020	2/5/2022			$ 42,268	$ 21,134	$ 63,402
3.75%	9/24/2020	9/24/2050			$ 5,167	$ 149,833	$ 155,000

The summary of the future maturities is as follows:

As of December 31, 2021:

2022	$ 173,730
2023	$ 66,672
2024	$ 66,672
2025	$ 66,672
2026	$ 66,672
Thereafter	$ 227,756

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

	2021	2020
Net operating loss	$ 479,874	$ 216,643
Valuation account	(479,874)	(216,643)
Provision for income taxes	-	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows

	2021	2020
Net operating loss	$ 3,206,081	$ 1,907,368
Stock based compensation	$ 161,556	$ 87,763
Valuation allowance	(3,206,081)	(1,995,131)
Provision for income taxes	-	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased. For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of approximately $8,700,000. Utilization of some of the federal carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

The Company received loans from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined. As of December 31, 2021 and December 31, 2020, outstanding balance of shareholder loans amounted to $34,900 and $47,900, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. The Company paid to one of the owners and doctor, Dr. Vincent Giampapa commissions in the amount of $8,671 and $6,662 in return for selling product to his customers.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 8, 2022, the date the financial statements were available to be issued. There have been no events or transactions during this time which would have a material effect on these financial statements

I, Douglas V. Giampapa, the Chief Executive Officer of Life Science Institute, LLC, hereby certify that the financial statements of Life Science Institute, LLC D/B/A Healthycell and notes thereto for the periods ending December 31, 2021 and December 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year December 31, 2020 the amounts reported on our tax returns were total income of $2,149,093; taxable income of -$879,922 and total tax of $0. The Company has not yet filed its tax return form the year ended December 31, 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2022.

Douglas V Giampapa (Signature)

CEO (Title)

4/29/22 (Date)

CERTIFICATION

I, Douglas V. Giampapa, Principal Executive Officer of LIFE SCIENCE INSTITUTE LLC, hereby certify that the financial statements of LIFE SCIENCE INSTITUTE LLC included in this Report are true and complete in all material respects.

Douglas V. Giampapa

CEO